Ryan S. Sansom 617.570.1373 rsansom@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

February 17, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	TPI Composites, Inc.
Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of our client, TPI Composites, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended December 31, 2014. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

<February 17, 2015>

Please direct all notices and communications with respect to this confidential submission to:

Steven C. Lockard

TPI Composites, Inc.

8501 North Scottsdale Road

Gainey Center II, Suite 280

Scottsdale, AZ 85253

Telephone: 480.305.8910

with a copy to:

Ryan S. Sansom

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Telephone: 617.570.1373

Facsimile: 617.801.8806

Email: rsansom@goodwinprocter.com

Please direct any questions with respect to this confidential submission to the undersigned at:

Ryan S. Sansom

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Telephone: 617.570.1373

Facsimile: 617.801.8806

Email: rsansom@goodwinprocter.com

Sincerely,

/s/ Ryan S. Sansom

Ryan S. Sansom

cc:	Steven C. Lockard, President and Chief Executive Officer, TPI Composites, Inc.